

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 6, 2014

<u>Via e-mail</u>
Matias I. Gaivironsky
Chief Financial Officer
CRESUD Inc.
Moreno 877 24th Floor
Buenos Aires, Argentina

   RE: **CRESUD Inc.**
      Form 20-F for the Fiscal Year Ended June 30, 2013
      Filed October 31, 2013
      File No. 1-29190

Dear Mr. Gaivironsky:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Eric McPhee

          Eric McPhee
          Senior Accountant